SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Wall Street EWM Funds Trust

Address of Principal Business Office:

Wall Street EWM Funds Trust
55 East 52nd Street, 23rd Floor
New York, New York 10055

Telephone Number (including area code): (800) 443-4693

Name and Address of Agent for Service of Process:

Robert P. Morse, President and Principal Executive Officer
Wall Street EWM Funds Trust
55 East 52nd Street, 23rd Floor
New York, New York 10055

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes [X] No [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and the State of New York on the 14th day of April, 2011.

Wall Street EWM Funds Trust
By:	/s/ Robert P. Morse
Robert P. Morse
President and Principal Executive Officer

Attest:	/s/Michael R. Linburn
Michael R. Linburn
Secretary